SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


RECEIVED
MAY 2 9 2003
PROCESSING
SECTION

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS


03020751

Altair Nanotechnologies Inc.	0001016546
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Definitive Proxy Statement (June 27, 2003)	1-12497
Electronic Report, Schedule or Registration Statement of Which the Document Are a Part (give period of report)	SEC File Number, if available

____

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reno, State of Nevada, on May 28, 2003.

Altair Nanotechnologies Inc.
(Registrant)

Edward Dickinson

By: Edward Dickinson, Chief Financial Officer
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on __________, 20___,

ALTAIR NANOTECHNOLOGIES INC.

204 Edison Way
Reno, Nevada 89502
U.S.A.

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

Solicitation of Proxies

THIS MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT (THE "INFORMATION CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF ALTAIR NANOTECHNOLOGIES INC. (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING (THE "MEETING"). This Information Circular, the notice of Meeting attached hereto, the accompanying form of proxy and the Annual Report of the Corporation for the year ended December 31, 2002 are first being mailed to the shareholders of the Corporation on or about May 19, 2003. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by email, by facsimile or by telephone by regular employees of the Corporation without additional compensation therefor. The cost of solicitation by management will be borne directly by the Corporation. Arrangements will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of the Common Shares of the Corporation ("Common Shares") held by such persons, and the Corporation will reimburse such brokerage firms, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses incurred by them in connection therewith.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the Meeting, or delivered to the chairman on the day of the Meeting or adjournment thereof.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such Meeting on the day of the Meeting, or adjournment thereof, or in any other manner permitted by law.

Voting of Proxies

UNLESS OTHERWISE INDICATED ON THE FORM OF PROXY, SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOR OF PERSONS DESIGNATED IN THE PRINTED PORTION OF THE ENCLOSED FORM OF PROXY WILL BE VOTED (I) TO ELECT MANAGEMENT'S FIVE NOMINEES FOR DIRECTOR, (II) TO APPOINT DELOITTE & TOUCHE LLP AS THE CORPORATION'S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2003, (III) TO APPROVE THE DORAL TRANSACTIONS AND DORAL TRANSACTION DOCUMENTS AND THE ISSUANCE OF THE DORAL SHARES, AND (IV) TO APPROVE THE BY-LAW AMENDMENT, AS SUCH MATTERS ARE DESCRIBED AND DEFINED BELOW. IF SO INDICATED ON THE FORM OF PROXY, SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOR OF PERSONS DESIGNATED IN THE PRINTED PORTION OF THE ENCLOSED FORM OF PROXY WILL BE WITHHELD FROM VOTING WITH RESPECT TO, OR VOTED AGAINST, ANY OR ALL OF THE FOUR MATTERS IDENTIFIED IN THE PRECEDING SENTENCE. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of Meeting, or other matters which may properly come before the Meeting. At the time of printing this Information Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Voting Securities

The authorized capital of the Corporation consists of an unlimited number of Common Shares. As of April 30, 2003, the Corporation had issued and outstanding 31,918,122 Common Shares.

The Corporation shall make a list of all persons who are registered holders of Common Shares on May 13, 2003 (the "Record Date") and the number of Common Shares registered in the name of each person on that date. Each shareholder is entitled to one vote for each Common Share registered in his name as it appears on the list except to the extent that such shareholder has transferred any of his shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands, not later than ten days before the Meeting, that his name be included in the list. In such case the transferee is entitled to vote his shares at the Meeting.

Two persons present in person and each entitled to vote at a meeting of shareholders is required for a quorum. An abstention will be counted as "represented" for the purpose of determining the presence or absence of a quorum. A broker non-vote, which is an indication by a broker that it does not have discretionary authority to vote on a particular matter, will not be treated as "represented" for quorum purposes.

Under the *Canada Business Corporations Act* (the "CBCA"), once a quorum is established, in connection with the election of directors, the five nominees receiving the highest number of votes will be elected. In order to approve each of the proposals in respect of the appointment of independent auditors, the proposal to approve the Doral Transactions, Doral Transaction Documents and Doral Shares, and the proposal to approve the By-law Amendment, the votes cast in favour of such proposal must exceed the votes cast against. Abstentions and broker non-votes will not have the effect of being considered as votes cast against any of the matters considered at the Meeting.

Exchange Rate Information

The following exchange rates represent the noon buying rate in New York City for cable transfers in Canadian dollars (CDN. $), as certified for customs purposes by the Federal Reserve Bank of New York. The following table sets forth, for each of the years indicated, the period end exchange rate, the average rate (i.e. the average of the exchange rates on the last day of each month during the period), and the high and low exchange rates of the U.S. Dollar (U.S. $) in exchange for the Canadian Dollar (CDN. $) for the years indicated below, based on the noon buying rates.

	Year Ended December 31,				
	2002	**2001**	**2000**	**1999**	**1998**
(Each U.S. Dollar Purchases the Following Number of Canadian Dollars)					
High	1.6128	1.6023	1.5600	1.5302	1.5770
Low	1.5108	1.4933	1.4350	1.4440	1.4075
Average	1.5702	1.5519	1.4871	1.4827	1.4894
Year End	1.5800	1.5925	1.4995	1.4440	1.5375

PROPOSAL NO. 1 — ELECTION OF DIRECTORS

The Articles of Continuance of the Corporation (the "Articles"), provide that the board of directors of the Corporation (the "Board") may consist of a minimum of three and a maximum of nine directors, to be elected annually. Each director will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws of the Corporation. Pursuant to the Articles, the Board has been empowered to set the size of the Board, subject to any limitations set forth in the Articles of the CBCA. The Articles provide that the Board may, between meetings of shareholders, appoint one or more additional directors, but only if, after such appointment, the total number of directors would not be greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders.

At the Meeting, shareholders of the Corporation will be asked to elect five directors. The following table provides the names of the director nominees of management of the Corporation (the "Nominees") and information concerning them. The persons in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director. None of the Nominees or current directors or officers was selected pursuant to any arrangement or understanding between him and any other person.

Name & Municipality of Residence	Office	Period of Service as a Director	Number of Common Shares Beneficially Owned or Over Which Control is Exercised[1]
William Long Cody, Wyoming	Chief Executive Officer & Director	Since 1988	2,369,529 [2]
James Golla Mississauga, Ontario	Director	Since 1994	55,000 [3]
George Hartman Fenelon Falls, Ontario	Director	Since 1997	45,000 [4]

Name & Municipality of Residence	Office	Period of Service as a Director	Number of Common Shares Beneficially Owned or Over Which Control is Exercised(1)
Robert Sheldon Half Moon Bay, British Columbia	Director	Since 1997	45,000 (5)
Edward Dickinson Reno, Nevada	Chief Financial Officer, Secretary & Director	Since 2002	379,700(6)

(1) The information as to Common Shares beneficially owned or over which they exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective Nominees individually. Includes all Common Shares issuable pursuant to the exercise or conversion of options that are exercisable within 60 days.

(2) Includes 287,500 Common Shares held by the MBRT Trust, an irrevocable trust for the benefit of the minor children of Dr. Long, and 125,000 Common Shares subject to warrants held by the MBRT Trust. Dr. Long disclaims any beneficial interest in such 412,500 Common Shares. Also includes 100,000 Common Shares subject to presently exercisable options granted to Dr. Long pursuant to the 1996 Plan and 260,000 Common Shares subject to presently exercisable options granted to Dr. Long pursuant to the 1998 Plan.

(3) Includes 20,000 Common Shares subject to presently exercisable options granted to Mr. Golla pursuant to the 1996 Plan and 35,000 Common Shares subject to presently exercisable options granted to Mr. Golla pursuant to the 1998 Plan.

(4) Includes 45,000 Common Shares subject to presently exercisable options granted to Mr. Hartman pursuant to the 1998 Plan.

(5) Includes 45,000 Common Shares subject to presently exercisable options granted to Mr. Sheldon pursuant to the 1998 Plan.

(6) Includes 250,000 Common Shares subject to presently exercisable options granted to Mr. Dickinson pursuant to the 1996 Plan and 129,700 Common Shares subject to presently exercisable options granted to Mr. Dickinson pursuant to the 1998 Plan.

IF ANY OF THE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Set forth below is a description of each of the directors, nominees and executive officers of the Corporation and a key employee of the Corporation, including their principal occupations for the past five years:

Directors

William P. Long, 56, was President from 1998 until April 2002, at which time he was replaced as President and was appointed to the newly created office of Chief Executive Officer. Dr. Long has also been a director of the Corporation since 1988, and an officer and director of Fine Gold Recovery Systems, Inc. ("Fine Gold"), a wholly-owned subsidiary of the Corporation, since February 1996. Dr. Long has been an executive officer of Mineral Recovery Systems, Inc. ("MRS"), since its formation in April 1987 and is also a director. In addition, he is a director of Altair Nanomaterials, Inc., a wholly-owned subsidiary of MRS. From 1987 to 1988, Dr. Long was a mineral and energy consultant, providing various services to clients in the mining and energy industries, including arranging precious metal property acquisitions, supervising mineral evaluations, and providing market analyses. From 1980 to 1986, Dr. Long served as the Executive Vice President and Chief Financial Officer of Thermal Exploration Corporation. From 1974 to 1980, Dr. Long was employed by Amax Exploration, Inc. in various capacities, including Systems Engineer, Business Analyst and Business Manager. Dr. Long is affiliated with the American Institute of Chemical Engineers and the American Institute of Mining Engineers. He obtained a bachelors degree in Chemical and Petroleum Refining Engineering and a Ph.D. in Mineral Economics from the Colorado School of Mines in 1969 and 1974, respectively.

James I. Golla, 70, has been a director of the Corporation since February 1994. He also currently serves as a director of Apogee Minerals Ltd, European Gold Resources Inc., Assure Energy, Inc., Radiant Energy Inc. and Barton Bay Resources Inc. Mr. Golla was a journalist with the Globe and Mail, Canada's national newspaper, from 1954 until his retirement early in 1997.

George E. Hartman, 54, was elected a director of the Corporation in March 1997. From 1995 until 1998, Mr. Hartman served as President of Planvest Pacific Financial Corp. ("Planvest Pacific"), a Vancouver-based financial planning firm with U.S. $1 billion of assets under management. Mr. Hartman also served on the board of directors of Planvest Capital Corp., the parent of Planvest Pacific. From 1998 until 2000, Mr. Hartman was Senior Vice President of Financial Concept Group until the firm's sale to Assante Corporation, a North American financial services industry consolidator. At that time, he became Chief Executive Officer of PlanPlus Inc., Canada's oldest firm specializing in the development and distribution of wealth management software to the financial services industry. Mr. Hartman also continues as President of Hartman & Company, Inc., a firm he founded in 1991 which provides consulting services to the financial services industry. Mr. Hartman is the author of *Risk is a Four-Letter Word--The Asset Allocation Approach to Investing*, a Canadian best-seller published in 1992, and is the author of its sequel, *Risk is STILL a Four Letter Word,* released in 2000.

Robert Sheldon, 80, has been a director of the Corporation since June 1997. He also currently serves as a director of Aspen Exploration Corporation, Tananger Resources and Pallaum Mining Inc. Since his retirement in 1988, Mr. Sheldon has performed consulting work for several clients, including Newmont Exploration of Canada Limited. Mr. Sheldon served as President of Newmont Exploration of Canada Limited and Vice President of Newmont Mines Limited from 1975 until 1988 when he retired. Mr. Sheldon was responsible for mineral exploration, appraisals and development of mining properties throughout Canada for Newmont Mining Corporation, a natural resource company with worldwide operations. Mr. Sheldon obtained a bachelors degree in Geological Engineering from the University of British Columbia in 1948. He is a member of the Association of Professional Engineers of British Columbia, the American Institute of Mining and Metallurgy, the Canadian Institute of Mining and Metallurgy, the Society of Mining Engineers, the British Columbia and Yukon Chamber of Mines (past president) and the Engineers Club, Vancouver, British Columbia (past president).

Edward H. Dickinson, 56, was appointed Chief Financial Officer of the Corporation in March 2000, was appointed Secretary in June 2001 and has been a director of the Corporation since 2002. He also currently serves as Secretary, Treasurer and a director of MRS and Secretary and Treasurer of Altair Nanomaterials, Inc. Mr. Dickinson had previously served as Director of Finance of the Corporation since August 1996. From 1994 to 1996, Mr. Dickinson was employed by the Southern California Edison Company as a negotiator of non-utility power generation contracts. Mr. Dickinson was Vice President and Director of Geolectric Power Company during 1993 and 1994; and from 1987 through 1992 was the Director of Finance and Administration for OESI Power Corporation. Prior to 1987, Mr. Dickinson held various accounting and program management positions in the United States Department of Energy. Mr. Dickinson, who is a certified public accountant, obtained a masters degree in Accounting from California State University, Northridge in 1978.

Executive Officers

The executive officers of the Corporation are William P. Long, Rudi E. Moerck, C. Patrick Costin, and Edward H. Dickinson. Certain information regarding Messrs. Long and. Dickinson is set forth above under "Election of Directors – Directors." Certain information regarding Messrs. Moerck and Costin follows.

Rudi E. Moerck, 56, was appointed as Vice President of Business Development of the Corporation in January 2002 and was promoted to President of the Corporation in April 2002. Prior to joining the Corporation, in April 1997, Dr. Moerck founded www.Smrtdoc.com, a consulting services provider to the pharmaceutical, virtual pharmaceutical and fine chemical industries. Key assignments at www.Smrtdoc.com have included commercial development projects and mergers and acquisitions. Dr. Moerck also held key senior management positions, including Senior Vice President and General Manager as well as Senior Vice President of Sales and Marketing with Catalytica Pharmaceuticals between June 1998 and January 2002. In 2000, DSM of the Netherlands purchased Catalytica for $800 million. Prior to joining Catalytica Pharmaceuticals, Dr. Moerck held the position of President of Salsbury Chemicals, a subsidiary of Cambrex Corporation, from 1996-1997 and held the position of President of the Pharmaceuticals and Fine Chemicals Group of Cambrex from 1997-1998. Degussa Corporation and Degussa AG employed Dr. Moerck for 13 years during which he held various positions of increasing responsibility, which included the successful green field launch of Degussa's hydrogen peroxide business in North America. Dr. Moerck obtained a bachelors degree in Biology/Chemistry from Florida South College in 1969 and a Ph.D. in Organic Chemistry from University of Florida in 1975, and completed Postdoctoral Fellowships at Ohio State University between 1975 and 1979.

C. Patrick Costin, 60, was appointed a Vice President of the Corporation in June 1996 and currently serves as the President and a director of Fine Gold and MRS and Vice President of Altair Nanomaterials, Inc. Mr. Costin is the chief executive officer of Costin and Associates, a minerals consulting organization founded by Mr. Costin in 1992 which specializes in identification and evaluation of North American mine and mineral deposit acquisition opportunities. From 1982 to 1992, Mr. Costin served as the manager of U.S. exploration for Rio Algom Ltd. Mr. Costin's additional experience in the mining and minerals industry includes Senior Mineral Economist for the Stanford Research Institute from 1977 to 1982, Senior Geologist for Chevron Resources from 1975 to 1976, Senior Geologist for Newmont Mining Corporation of Canada from 1967 to 1975, and Geologist for United Keno Hill Mines Ltd. from 1965 to 1967. Mr. Costin obtained a bachelors degree in Geological Engineering and a masters degree in Minerals Economics from the Colorado School of Mines in 1965 and 1975, respectively.

Key Employees

In addition to its directors and executive officers, the Corporation believes that the performance of Kenneth Lyon, President of Altair Nanomaterials, Inc. is important to the success of the Corporation. Certain information regarding Mr. Lyon is set forth below:

Kenneth E. Lyon, 62, was appointed President of Altair Nanomaterials, Inc., a wholly-owned subsidiary of the Corporation, in August 2000. Prior to joining Altair Nanomaterials as an officer, Mr. Lyon provided consulting services to Altair Nanomaterials from November 1999 to August 2000. Prior to commencing work with Altair Nanomaterials, Mr. Lyon founded and was president of Idaho Chemical Industries, a chemical distribution and plastics fabrication company, from December 1986 to December 1999. From June 1996 to August 2000, Mr. Lyon also consulted with Project Resources Group for Nippon Sheet Glass and Sumitomo Corporation. Prior to founding Idaho Chemical Industries, Mr. Lyon worked at Morrison-Knudsen Company for nine years where he worked to develop a new business in Chemical and Energy Engineering and held a variety of positions including Director of Synthetic fuels development, Process Facilities Manager-Chevron Shale oil project, Director of Marketing of MK Industrial/MK Furgason, and General Manager of Marketing Latin America. Mr. Lyon was Chairman of the Advisory Counsel of the Technical and Industrial Extension Service of Boise State University from June 1994 to December 1998 and Public Works Commissioner for the City of Boise from June 1989 to November 1999. Mr. Lyon received a bachelors of science degree in chemical engineering from the University of Idaho in 1962.

Security Ownership of Certain Beneficial Owners and Management

Set forth below is information with respect to beneficial ownership of Common Shares as of April 30, 2003 by persons known to the Corporation to own more than 5% of the outstanding Common Shares, each of the Corporation's current executive officers and directors, and by all current officers and directors of the Corporation as a group. Unless otherwise indicated, each of the shareholders named in the table has sole voting and investment power with respect to the Common Shares identified as beneficially owned. The Corporation is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Corporation.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percentage of Class[2]
Common	William P. Long (Chief Executive Officer & Director) 57 Sunset Rim Cody, Wyoming 82414	2,369,529[3]	6.9%
Common	Rudi E. Moerck (President) 25107 Callaway San Antonio, Texas 78258	103,500[4]	*
Common	C. Patrick Costin (Vice President) 1850 Aquila Avenue Reno, Nevada 89509	1,083,333[5]	3.3%
Common	Edward H. Dickinson (Chief Financial Officer, Secretary and Director) 2595 Sagittarius Drive Reno, Nevada 89509	379,700[6]	1.2%
Common	James L. Golla (Director) 829 Terlin Boulevard Mississauga, Ontario L5H 1T1	55,000[7]	*

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class(2)
Common	George Hartman (Director) 136 Colborne Fenelon Falls, ON K0M 1N0	45,000(8)	*
Common	Robert Sheldon (Director) 8789 Redrooffs Road Half Moon Bay, British Columbia V0N 1Y0	45,000(9)	*
Common	Louis Schnur (Significant Shareholder) 6941 South Western Ave. Chicago, IL 60613	3,507,097(10)	9.9%(10)
Common	Cranshire Capital, L.P. (Significant Shareholder) 666 Dundee Road, Suite 1901 Northbrook, IL 60062	1,657,211(11)	4.9%
Common	All Directors and Officers as a Group (7 persons)	4,081,062(12)	11.3%

* Represents less than 1% of the outstanding Common Shares.

(1) Includes all Common Shares issuable pursuant to the exercise or conversion of options and warrants that are exercisable within 60 days of April 30, 2003.

(2) Based on 31,918,122 Common Shares outstanding as of April 30, 2003. Common Shares underlying options or other convertible securities are deemed to be outstanding for purposes of calculating the percentage ownership of the owner of such convertible securities, but not for purposes of calculating any other person's percentage ownership.

(3) Includes 287,500 Common Shares held by the MBRT Trust, an irrevocable trust for the benefit of the minor children of Dr. Long, and 125,000 Common Shares subject to warrants held by the MBRT Trust. Dr. Long disclaims any beneficial interest in such 412,500 Common Shares. Also includes 100,000 Common Shares subject to presently exercisable options granted to Dr. Long pursuant to the 1996 Altair Nanotechnologies Inc. Stock Option Plan (the "1996 Plan") and 260,000 Common Shares subject to presently exercisable options granted to Dr. Long pursuant to the 1998 Altair Nanotechnologies Inc. Stock Option Plan (the "1998 Plan").

(4) Includes 100,000 Common Shares subject to presently exercisable options granted to Mr. Moerck pursuant to the 1998 Plan.

(5) Includes 100,000 Common Shares subject to presently exercisable options granted to Mr. Costin pursuant to the 1996 Plan and 175,000 Common Shares subject to presently exercisable options granted to Mr. Costin pursuant to the 1998 Plan.

(6) Includes 250,000 Common Shares subject to presently exercisable options granted to Mr. Dickinson pursuant to the 1996 Plan and 129,700 Common Shares subject to presently exercisable options granted to Mr. Dickinson pursuant to the 1998 Plan.

(7) Includes 20,000 Common Shares subject to presently exercisable options granted to Mr. Golla pursuant to the 1996 Plan and 35,000 Common Shares subject to presently exercisable options granted to Mr. Golla pursuant to the 1998 Plan.

(8) Includes 45,000 Common Shares subject to presently exercisable options granted to Mr. Hartman pursuant to the 1998 Plan.

(9) Includes 45,000 Common Shares subject to presently exercisable options granted to Mr. Sheldon pursuant to the 1998 Plan.

(10) Includes 2,986,678 presently exercisable warrants to purchase Common Shares. Mr. Schnur's warrants are all subject to a provision prohibiting exercise of such warrants if, after such exercise, Mr. Schnur would beneficially own more than 9.9% of the outstanding Common Shares. But for the effect of such provision, Mr. Schnur would beneficially own 7,652,644 Common Shares (5,382,223 subject to warrants), representing 19.8% of the Common Shares that would be outstanding were such warrants exercised.

(11) Includes 1,155,211 presently exercisable warrants to purchase Common Shares.

(12) Includes 470,000 Common Shares subject to presently exercisable options granted to officers and directors pursuant to the 1996 Plan, 789,700 Common Shares subject to presently exercisable options granted to officers and directors pursuant to the 1998 Plan, and 125,000 Common Shares subject to warrants held by the MBRT Trust.

Executive Compensation

(a) Compensation of Officers

The following table, presented in accordance with Regulation 14A promulgated under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation and its subsidiaries for the fiscal years ended December 31, 2002, December 31, 2001 and December 31, 2000 in respect of William P. Long who was, at December 31, 2002, the Chief Executive Officer of the Corporation and C. Patrick Costin who was, at December 31, 2002, the Vice President of the Corporation. The Corporation had no other executive officer whose total salary and bonuses during the fiscal year ended December 31, 2002 exceeded U.S. $100,000. The table also sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation and its subsidiaries for the fiscal years ended December 31, 2002, December 31, 2001 and December 31, 2000 in respect of Kenneth E. Lyon, who was, at December 31, 2002, the President of Altair Nanomaterials, Inc., a wholly owned subsidiary of the Corporation.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
Name and Title	Fiscal Year Ended Dec. 31,	Salary (1) (U.S.$)	Bonus(1) (U.S. $)	Other Annual Compensation (U.S.$)	Restricted Shares or Restricted Share Units (#)	Securities Under Options Granted (#)	LTIP Payouts (U.S. $)	All Other Compensation (U.S. $)
William P. Long, Chief Executive Officer and Director	2002	91,200	9,120	Nil	Nil	110,000	Nil	116,000(2)
	2001	91,200	9,120	Nil	Nil	100,000	Nil	Nil
	2000	91,200	9,120	Nil	Nil	Nil	Nil	Nil
C. Patrick Costin, Vice President	2002	100,320	Nil	Nil	Nil	Nil	Nil	Nil
	2001	100,320	Nil	Nil	Nil	125,000	Nil	Nil
	2000	100,320	Nil	Nil	Nil	Nil	Nil	Nil
Kenneth E. Lyon President of Altair Nanomaterials, Inc.	2002	108,000	Nil	Nil	Nil	10,000	Nil	Nil
	2001	103,846	Nil	Nil	Nil	30,000	Nil	Nil
	2000	49,500	Nil	Nil	Nil	20,000	Nil	Nil

(1) Bonus and salary amounts reflect amounts accrued and payable to Dr. Long for each fiscal year in accordance with the terms of his employment agreement with the Corporation. See "Executive Compensation - Employment Contracts." Amounts actually paid to Dr. Long in fiscal years 2002, 2001 and 2000 were U.S. $100,320, U.S. $91,200 and U.S. $100,320, respectively.

(2) This amount represents the value, as of the issue date, of 200,000 Common Shares issued to Dr. Long in connection with the termination of certain terms of his employment agreement.

(b) Option Grants in 2002

The following table provides details with respect to stock options, if any, granted to Dr. Long, Mr. Costin and Mr. Lyon during the year ended December 31, 2002:

Individual Grants							
	Name	% of Total Options Granted to Employees in Financial Year	Exercise Price per Share (US$)	Market Value of Securities Underlying Options on the Date of Grant (US$)	Expiration Date	Potential Realizable Value at Assumed Rates of Share Price Appreciation for Option Term (US$) 5%	10%
William P. Long, President and Director	110,000	16.2%	1.20	0.89	05/04/07	(7,052)	25,669
Kenneth E. Lyon, President of Altair Nanomaterials, Inc.	10,000	1.5%	0.70	0.50	12/30/07	(619)	1,053

On May 6, 2002, the Board approved an extension of the expiry date from May 14, 2002 to May 14, 2004 for 100,000 options held by Dr. Long and 100,000 options held by Mr. Costin.

(c) Aggregated Option Exercises and Year-end Option Values

The following table provides information regarding options held by Dr. Long, Mr. Costin and Mr. Lyon as at December 31, 2002 and options exercised by them during the year ended December 31, 2002:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2002		Value of Unexercised In-the-money Options at December 31, 2002	
			Exercisable (#)	Unexercisable (#)	Exercisable	Unexercisable
William P. Long, CEO and Director	Nil	Nil	360,000	Nil	Nil	N/A
C. Patrick Costin, Vice President	Nil	Nil	275,000	Nil	Nil	N/A
Kenneth E. Lyon President of Altair Nanomaterials Inc.	Nil	Nil	260,000	Nil	Nil	N/A

(d) Compensation of Directors

Directors who are not officers of the Corporation are paid U.S. $1,000 per meeting attended in person for their services as directors. During the year ended December 31, 2002, there were no payments made to directors of the Corporation for attending meetings. Directors who are not officers are entitled to receive compensation to the extent that they provide services to the Corporation at rates that would be charged by such directors for such services to arm's length parties. No such amounts were paid to directors during the year ended December 31, 2002 other than amounts paid to Dr. Long in his capacity as Chief Executive Officer set forth herein.

Directors of the Corporation and its subsidiaries are also entitled to participate in the 1996 Plan and the 1998 Plan. As at April 30, 2003, the Corporation had outstanding options to purchase 735,000 Common Shares under the 1996 Plan, 370,000 of which have been granted to directors, and options to purchase 3,326,700 Common Shares under the 1998 Plan, 514,700 of which have been granted to directors.

(e) **Employment Contracts**

William P. Long, Chief Executive Officer of the Corporation, has entered into an employment agreement with the Corporation dated January 1, 1998. The term of the agreement commenced on January 1, 1998 and, unless earlier terminated, expires on December 31, 2007. Pursuant to the agreement, Dr. Long is paid a salary of U.S. $7,600 per month and an annual bonus, determined by the Board, of not less than 10% of Dr. Long's annual compensation.

(f) **Compensation Committee Interlocks and Insider Participation**

The Corporation's executive compensation program is administered by the Board as the Corporation does not have an independent compensation committee. The Board currently consists of William Long, Robert Sheldon, James Golla, George Hartman and Edward Dickinson. In addition to evaluating and approving employment contracts for key employees throughout the year, the Board formally considered compensation issues five times during the 2002 fiscal year in connection with the authorization of grants of options to purchase Common Shares. Dr. Long is the Chief Executive Officer of the Corporation and Edward Dickinson is the Chief Financial Officer and Secretary of the Corporation. None of the other directors is an officer or employee of the Corporation. Although certain members of the Board are executive officers, none participates in the determination of his own salary or bonus.

(g) **Compensation Committee Report**

Notwithstanding anything to the contrary set forth in any of the Corporation's previous filings under the United States Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, that incorporates by reference, in whole or in part, subsequent filings including, without limitation, this Information Circular and Proxy Statement, the Compensation Committee Report and the Performance Graph set forth below shall not be deemed to be incorporated by reference into any such filings.

As required by the proxy rules promulgated by the Securities and Exchange Commission (the "SEC") and applicable Canadian securities laws, this Compensation Committee Report describes the overall compensation goals and policies applicable to the executive officers of the Corporation, including the basis for determining the compensation of executive officers for the 2002 fiscal year.

Compensation Objectives and Policies

In determining the amount and composition of compensation for the Corporation's executive officers, the Board is guided by several factors. Because the Corporation has a small number of employees, compensation practices are flexible in response to the needs and talents of the individual officer, entrepreneurial, and geared toward rewarding contributions that enhance shareholder value. Because the Corporation has no substantial revenues from operations and needs capital for research and development, the Corporation keeps salaries and bonuses at levels that the Corporation believes are lower than many of the Corporation's competitors and compensates employees (including executive officers) primarily in the form of stock options. The extensive use of stock options is also designed to align the interest of the executive officers and other employees with the long-term interests of the Corporation and to attract and retain talented employees who can enhance the Corporation's value.

Compensation Components

Annual Base Salary. The Corporation's compensation of its executive officers consists of three components: base salary, bonuses, and long-term incentive awards in the form of stock options. The Board establishes base salaries based primarily on its subjective judgment, taking into consideration both qualitative and quantitative factors. Among the factors considered by the Board are: (i) the qualifications and performance of each executive officer; (ii) the performance of the Corporation as measured by such factors as progress in product development and increased shareholder value; (iii) salaries provided by other companies inside and outside the industry that are of a comparable size and at a similar development stage, to the extent known; and (iv) the capital position and needs of the Corporation. The Board does not assign any specific weights to these factors in determining salaries. It does, however, try to keep base salaries as low as possible, consistent with the needs and status of the executive officers, in order to preserve capital for future growth and development.

Incentive Bonuses. The Corporation also compensates its executive officers in the form of bonuses. Pursuant to the terms of an employment agreement executed by the Corporation and the Corporation's Chief Executive Officer, William P. Long, Dr. Long is entitled to receive a bonus, the amount of which is determined by the Board but in no event is less than ten percent of his annual base salary. In addition, the Corporation may pay bonuses to other executive officers or key employees in the future as a reward for significant and specific achievements that have a significant impact on shareholder value. Because the Corporation does not have a history of earnings per share, net income, or other conventional data to use as a benchmark for determining the amount or existence of bonus awards, the Board generally makes such determinations based on its subjective evaluation of each individual's contribution to the Corporation. In some cases, however, bonuses payable to individuals may be tied to specific criteria identified at the time of engagement. In the 2002 fiscal year, no executive officer received a bonus except that received by Dr. Long, as described in greater detail below. The Board's action was based on its conclusion that, despite the superior personal performance of the executive officers, no cash incentive bonuses other than the mandatory bonus paid to Dr. Long should be awarded in the 2002 fiscal year due to the lack of substantial revenue during the 2002 fiscal year.

Stock Options. The Corporation relies extensively on stock options to compensate executive officers and other key employees. The 1996 Plan and the 1998 Plan are designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to reward option holders for past performance and to give option holders the incentive to remain with the Corporation long term. Individual grants are determined on the basis of the Board's assessment of an individual's current and expected future performance, level of responsibilities, and the importance of his or her position with, and contribution to, the Corporation. In the 2002 fiscal year, the Board awarded options to purchase 110,000 Common Shares to Dr. Long, 300,000 Common Shares to Dr. Moerck and 10,000 Common

Shares to Mr. Lyon in order to ensure that they have a continued interest in setting strategies and making decisions that enhance shareholder value.

Chief Executive Compensation for 2002

Based on the Board's subjective impression of the salaries of presidents or chief executive officers of similarly situated development stage companies (both in and outside the industry), the value of the Common Shares, the Corporation's progress in finding a market niche and exploiting its assets, and the Board's subjective assessment of the contribution of Dr. Long, the Board determined in January, 1998 to retain Dr. Long's base salary at U.S. $7,600 per month and guarantee him a bonus equal to at least 10% of his annual salary. Based on all of the aforementioned factors, but primarily the Corporation's lack of substantial revenue during the 2002 fiscal year, the Board determined to pay Dr. Long a bonus of U.S. $9,120 in respect of the 2002 fiscal year, the minimum permitted under his employment contract.

The foregoing is submitted by the Board of directors:

William P. Long
James Golla
Robert Sheldon
George Hartman
Edward Dickinson

(h) **Performance Graph**

The following chart compares the total cumulative shareholder return for U.S. $100 invested in the Common Shares with the total return of all shares traded on the NASDAQ National Market and NASDAQ SmallCap Market (the "NASDAQ Index") and the total return of shares included in the Standard & Poor's Specialty Chemicals Index (the "S&P Specialty Chemicals Index").



Cumulative Value of US$100 Investment
200
150
100
50
0
12/31/98
12/31/99
12/31/00
12/31/01
12/31/02
Altair Nanotechnologies Inc.
Nasdaq Index
S&P Specialty Chemicals Index

	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02
Altair Nanotechnologies Inc.	100	59	22	21	8
Nasdaq Index	100	186	112	89	62
S&P Specialty Chemicals Index	100	108	94	87	51

Audit Committee and Audit Committee Report

Audit Committee[(1)]. The Corporation is required to have an audit committee, the function of which is to recommend the Corporation's independent auditors and to review the Corporation's accounting practices, controls and all services performed by the independent auditors.

The audit committee was comprised of James Golla, George Hartman and Robert Sheldon during the 2002 fiscal year and, if elected by the shareholders, each such director is expected to be a member of the audit committee during 2003. The audit committee met twice, via conference call, during the fiscal year ended December 31, 2002. All members of the audit committee are independent according to Nasdaq's independent director and audit committee listing standards.

Audit Committee Report[(1)]. The audit committee has reviewed and discussed the audited financial statements for fiscal year 2002 with management and the independent auditors. Specifically, the audit committee discussed with the independent auditors the matters required to be discussed by Statements on Auditing Standards No. 61, or SAS 61. In addition, the audit committee discussed with the independent auditors the auditors' independence from management and the Corporation, including the matters in the written disclosures and the letter from the independent auditors required by the Independence Standards Board, Standard No. 1.

Based on the review and discussions with management and the independent auditors described above, the audit committee recommended to the Board that the Corporation's audited financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2002, for filing with the Securities and Exchange Commission.

Audit Committee Members

James Golla
George Hartman
Robert Sheldon

---

(1) This section is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission, and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, each as amended, regardless of date or any other general incorporation language in such filing.

Report On Repricing Of Stock Options

On May 6, 2002, the Board authorized the repricing of existing options held by certain employees, including outstanding options held by Mr. Lyon and Mr. Dickinson. The Board, in consideration of the decline in trading price of the Corporation's Common Shares since the original options were granted, desired to continue to provide sufficient incentive for the option holders to remain employees of the Corporation. Accordingly, the Board reduced the exercise price of the options to a price nearer the then-current market price of the Common Shares. The foregoing is submitted by the Board of directors:

William P. Long
James Golla
Robert Sheldon
George Hartman
Edward Dickinson

The following table provides information related to any options held by executive officers of the Company or its consolidated subsidiaries that have been repriced during the prior 10 completed fiscal years of the Company:

Name and Position	Date	Number of Securities Underlying Options/SARs Repriced or Amended (#)	Market Price of Stock at Time of Repricing or Amendment ($)	Exercise Price at Time of Repricing or Amendment ($)	New Exercise Price ($)	Length of Original Option Term Remaining at Date of Repricing or Amendment (Years)
Edward Dickinson (Chief Financial Officer, Secretary and Director)	May 6, 2002	45,000	$0.89	$3.06	$1.20	3.8
Kenneth Lyon (President of Altair Nanomaterials, Inc.)	May 6, 2002	30,000	$0.89	$2.25	$1.20	4.2

Meetings of Directors and Nominating Committee

During the fiscal year ended December 31, 2002, the Board held six meetings via conference call. In addition, the Board considered and acted on various matters throughout the year by executing twenty-two consent resolutions by unanimous written consent. The Corporation does not maintain a standing nominating committee of the Board.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Corporation's officers and directors to file reports concerning their ownership of Common Shares with the SEC and to furnish the Corporation with copies of such reports. Based solely upon the Corporation's review of the reports required by Section 16 and amendments thereto furnished to the Corporation, the Corporation believes that all reports required to be filed pursuant to Section 16(a) of the Exchange Act were filed with the SEC on a timely basis except as follows: (a) A Form 4 related to a transaction occurring on January 30, 2002 for Dr. William P. Long, our Chief Executive Officer, was due on February 10, 2002 but was filed on October 23, 2002; (b) Forms 4 related to transactions occurring on April 10, 2002 and December 30, 2002 for Rudi E. Moerck, our President, were due on May 10, 2002 and January 2, 2003, respectively, but were filed on a single Form 4 on February 24, 2003; and (c) a Form 4 related to a transaction occurring on February 20, 2003 for Rudi E. Moerck, our President, was due on February 24, 2003 but was filed on March 14, 2003.

Certain Relationships and Related Transactions

During September 2002, Louis Schnur, a principal shareholder of the Corporation, purchased 890,593 Common Shares and 1,335,890 warrants for total consideration of $935,123. The warrants have exercise prices ranging from $1.50 to $2.50 and expiration dates ranging from September 5, 2007 to September 26, 2007, but may be triggered earlier dependent upon the closing price of the Common Shares. In addition, Mr. Schnur exercised warrants in April 2002 to purchase 286,169 Common Shares at $1.05 per share. These warrants had been repriced to $1.05 per share from prices ranging from $3.50 to $5.00 per share.

Cranshire Capital, L.P. became a significant shareholder of the Corporation on May 7, 2002, following its purchase, for an aggregate purchase price of $750,000 of 937,500 Common Shares and 234,375 warrants to purchase common shares. The warrants have an exercise price of $1.13 per share and expire on May 7, 2007.

Between September 5, 2002, and November 26, 2002, Cranshire Capital, L.P. purchased an aggregate of 1,233,334 Common Shares and 920,836 warrants to purchase common shares for an aggregate purchase price of $600,000. The warrants have exercise prices ranging from $1.00 to $1.75 per share and expiration dates ranging from September 5, 2007 to November 26, 2007.

In October 2001, C. Patrick Costin, Vice President of the Corporation, loaned $75,000 to the Corporation on a short-term, unsecured basis. The loan was non-interest bearing and payable on demand. In November 2001, $25,000 was repaid and the remaining $50,000 was repaid in 2002.

During 2001, William Long, Chief Executive Officer of the Corporation made loans to the Corporation totaling $63,000 on a short-term, unsecured basis. The loans were non-interest bearing and payable on demand. The loans were repaid in 2002.

The employment agreement between the Corporation and Dr. Long, our Chief Executive Officer, contains a provision requiring the Corporation to issue Dr. Long 200,000 Common Shares in connection with a termination of his employment agreement. In exchange for Dr. Long's termination of his rights under such provision, during December 2002, Dr. Long was issued 200,000 Common Shares.

Indebtedness of Officers and Directors to the Corporation

No officer or director of the Corporation was indebted to the Corporation as of December 31, 2002 or as at the date of this Information Circular.

Interest of Insiders in Material Transactions

Except as otherwise disclosed herein, no insider of the Corporation has any interest in material transactions involving the Corporation.

Vote Required

In connection with the election of directors, the five nominees receiving the highest number of votes will be elected.

PROPOSAL NO. 2 — RATIFICATION OF APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS

Ratification of the appointment by the Board of Deloitte & Touche LLP as the independent public accountants for the Company for the fiscal year ending December 31, 2003, and authorization of the Board to set their remuneration, is to be voted upon at the Meeting. Representatives of Deloitte & Touche LLP are not expected to be present at the Meeting to answer questions or make a statement.

Audit Fees

The Corporation was billed $107,977 for professional services rendered for the audit of its financial statements for the year ended December 31, 2002, the review of the financial statements included in the Corporation's quarterly reports for such year and review of SEC registration statements during the year.

Financial Information Systems Design and Implementation Fees and All Other Fees

During the 2002 fiscal year, Deloitte & Touche LLP were not commissioned to provide any services other than the audit and review services described in "Audit Fees" above.

Change of Independent Auditors During 2001

McGovern, Hurley, Cunningham, LLP, Chartered Accountants, the independent public accountants initially retained by the Corporation for the fiscal year ended December 31, 2000, were dismissed as of March 20, 2001. The decision to change the Corporation's independent public auditors was recommended by management and approved by the Board and the audit committee of the Corporation. In connection with the audit of the Corporation's financial statements for the fiscal years ended December 31, 1999 and December 31, 1998 and the subsequent interim period ended March 20, 2001, there were no disagreements with McGovern, Hurley, Cunningham on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement if not resolved to McGovern, Hurley, Cunningham's satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement. The audit reports of McGovern, Hurley, Cunningham on the consolidated financial statements of the Corporation and its subsidiaries as of and for the fiscal years ended December 31, 1999 and December 31, 1998 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

Pursuant to the recommendation of management and the approval of the Board and audit committee of the Corporation, the Corporation appointed Deloitte & Touche LLP as the Corporation's independent public accountants for the fiscal year ended December 31, 2000. No consultations occurred between the Corporation and Deloitte & Touche during the two fiscal years and any interim period preceding the appointment of Deloitte & Touche regarding the application of accounting principles, the type of audit opinion that might be rendered or other accounting, auditing or financial reporting issues. The Corporation engaged Deloitte & Touche effective March 20, 2001.

Vote Required and Recommendation of the Board of Directors

The affirmative vote of a majority of the votes cast on this proposal shall constitute ratification of the appointment of Deloitte & Touche LLP. Under the CBCA, once a quorum is established, shareholder approval with respect to a particular resolution is generally obtained when the votes cast in favour of the proposal exceed the votes cast against such proposal. Accordingly, abstentions and broker non-votes will not have the effect of being considered as votes cast against the ratification of the appointment of Deloitte & Touche LLP.

The Board recommends a vote FOR ratification of the appointment of Deloitte & Touche LLP as independent public accountants for the fiscal year ending December 31, 2003 and authorization of the board of directors to set their remuneration.

PROPOSAL NO. 3 – APPROVAL OF DORAL TRANSACTIONS

Since December 15, 2000, the Corporation has entered into various related transactions with Doral 18, LLC ("Doral") involving the issuance of Common Shares, notes convertible into Common Shares and warrants for the purchase of Common Shares. Doral is a private asset management and investment advisory firm. The Corporation was introduced to Doral in approximately October 2000 by an independent financial consultant and, prior to such introduction, the Corporation had no financial or other dealings with Doral. The Corporation does not view Doral or persons associated with Doral as affiliates of the Corporation, and all transactions with Doral have been negotiated at arms length.

In order to satisfy a covenant in one such note and a listing requirement of the Nasdaq SmallCap Market, at the Meeting, shareholders are being asked to consider and authorize, approve, adopt and ratify such transactions, the related agreement and the Common Shares issued in such transactions.

Description of Doral Transactions and Related Securities

Initial Transaction. On December 15, 2000, the Corporation and Doral entered into a Securities Purchase Agreement (the "Initial Purchase Agreement") pursuant to which the Corporation issued to Doral a $7,000,000 Asset-Backed Exchangeable Term Note (the "Initial Note") and a Warrant to purchase 350,000 Common Shares at an initial exercise price of $3.00 per share at any time on or before December 15, 2005 (the "Initial Warrants"). The Initial Note, the Initial Warrants and related rights were sold to the investor in exchange for $7,000,000 less financing fees. The financing fees include a $115,000 finder's fee paid to JE Matthew LLC, the entity that managed Doral, $45,000 paid to Doral to reimburse it for legal expenses and a $40,000 finder's fee paid to Murdock Capital Partners, the entity that introduced the Corporation to JE Matthew LLC and Doral.

The Initial Note was in the principal amount of $7,000,000 and the holder earned interest at a rate of 10% per annum. Under the Initial Note, the Corporation was required to make monthly payments on or before the 15th day of each calendar month in the principal amount of $291,667 plus accrued interest (the "Monthly Payment Amount"). The Initial Note was due and payable in full on December 15, 2003. The Corporation was permitted to redeem the Monthly Payment Amount in cash. If the Corporation elected not to redeem the Monthly Payment Amount, on each due date, the holder of the Initial Note automatically received the right to exchange (immediately or at any later date during the term) the Monthly Payment Amount into Common Shares at the applicable "Exchange Price." The Exchange Price for any date was the lesser of (a) a fixed exchange price of $3.00, subject to a weighted-average adjustment for issuances below the then current fixed exchange price, or (b) the average of the lowest three daily trading prices of the Common Shares during the 15 trading days ending on the day before an exchange right was exercised. Through December 28, 2001, the Corporation repaid $1,894,394 of principal and paid $61,546 of interest in cash with respect to the Initial Note and issued 824,800 Common Shares upon the exercise of exchange rights that accrued under the Initial Note. Such Common Shares had a market value at the time of issuance of $1,150,425.

The Initial Note was secured by a pledge of the intellectual property and common stock of Altair Nanomaterials, Inc., a second-tier wholly-owned subsidiary of the Corporation. Altair

Nanomaterials, Inc. owns and operates the titanium processing technology the Corporation acquired in 1999 (including any pharmaceutical applications of such technology). The Initial Note was also secured by a pledge of the common stock and leasehold interests of Mineral Recovery Systems, Inc., a wholly-owned subsidiary of the Corporation which holds the Corporation's leasehold interests in the Camden, Tennessee area.

In addition, in connection with the issuance of the Initial Note, the Corporation agreed to file, and cause to be effective within a certain time period, a registration statement registering the re-sale of the Common Shares issuable in connection with the Initial Note and the Initial Warrants. In part because of a lengthy Commission review of the registration statement and a change in the Corporation's independent auditors, the Corporation was unable to cause such registration statement to be effective on a timely basis. As part of a negotiated settlement for the untimely registration statement, the Corporation issued to Doral a warrant to purchase 300,000 Common Shares at an exercise price of $3.00 per share at any time on or before December 15, 2005 or the date 60 days following the fifth day the closing price of the Common Shares equals or exceeds $12.00 per share (the "Penalty Warrants").

The First Note Amendment. On December 28, 2001, the Corporation and Doral entered into a Note Termination and First Amendment Agreement (the "First Amendment Agreement") pursuant to which Doral agreed to terminate the Initial Note in exchange for (i) $2,500,732 in cash that had been held as collateral for a letter of credit that secured the Initial Note, (ii) a $2 million Secured Term Note (the "First Amended Note"), (iii) warrants (the "First Amendment Warrants") for 200,000 Common Shares of the Corporation with an exercise price of $1.50 per share and (iv) conditional warrants (the "Conditional Warrants") with a nominal exercise price of $.01 per share that vest with respect to 25,000 Common Shares when the price of the Common Shares reaches $2.00 per share and an additional 25,000 Common Shares for each $.50 increase thereafter. None of the Conditional Warrants have vested, or been exercised, through April 30, 2003. In connection with the First Amendment Agreement, the Corporation also entered into an Amendment No. 1 to Stock Purchase Warrants (the "Warrant Amendment Agreement") pursuant to which the exercise price of the Initial Warrants and the Penalty Warrants was reduced to $1.50 and pursuant to which all provisions that would cause the exercise price to round down in connection with lower price issuances were deleted.

The First Amended Note was in the principal amount of $2,000,000, and the holder earned interest at a rate of 11% per annum. Under the First Amended Note, the Corporation was required to make monthly interest payments on or before the 28th day of each calendar month. If the Corporation did not make interest payments in cash on or before the due date, the holder received the right to exchange the amount of the monthly interest payment into Common Shares at a price equal to 75% of the average closing price of the Common Shares as reported by Bloomberg for the five preceding trading days. Between December 28, 2001 and December 31, 2002, a total of 299,304 Common Shares were issued with respect to interest accrued under the First Amended Note, which Common Shares had a market value of $292,209 at the time of issuance. No cash payments were made with respect to principal or interest under the First Amended Note.

The First Amended Note continued to be secured by the same collateral that secured the Initial Note. In connection with the First Amended Note, the Corporation agreed to register, and has registered, the re-sale of all Common Shares issued in connection with the First Amended Note, the First Amendment Warrants, the Conditional Warrants and the Penalty Warrants.

Second Note Amendment. On November 25, 2002, the Corporation and Doral entered into a Note Amendment Agreement dated November 21, 2002 (the "Second Amendment Agreement"), pursuant to which, among other things, (1) the principal amount of the First Amended Note was reduced from $2,000,000 to $1,400,000 in exchange for the Corporation's issuance of 1,500,000 Common Shares, (2) the First Amended Note was amended to extend the maturity date from March 31, 2003 to March 31, 2004, and (3) warrants (the "Second Amendment Warrants") to purchase 750,000 Common Shares were issued to Doral. The Second Amendment Warrants are exercisable at $1.00 per share and expire on the earlier of November 21, 2007 or, anytime after the underlying Common Shares have been registered for sale, the 180th day following the date the closing price equals or exceeds $3.00 for five consecutive days. In order to effect these amendments to the First Amended Note, and others described below, the parties entered into a Second Amended and Restated Secured Term Note dated November 21, 2002 (the "Second Amended Note"), which supersedes the First Amended Note.

The Second Amended Note is in the principal amount of $1,400,000 and is due and payable on March 31, 2004. Interest on the Second Amended Note accrues at the rate 11% per annum and is payable monthly in arrears in cash. Under the Second Amended Note, a right to convert $280,000 of principal (a "Conversion Right") accrues on each of March 1, 2003, June 1, 2003, September 1, 2003, December 1, 2003 and March 1, 2004. If the amount that would be subject to a Conversion Right is prepaid prior to the date of accrual, such Conversion Right does not accrue. Once a Conversion Right has accrued, the principal amount subject to such Conversion Right cannot be prepaid unless all principal amounts not subject to a Conversion Right have been prepaid in full. Each Conversion Right gives the holder the right to convert the subject principal amount into Common Shares at a conversion price equal to the lesser of, (a) $1.00, and (b) 70% of the average of the closing price of the Common Shares for the five (5) trading days ending on the trading day immediately preceding the date with respect to which such Conversion Right accrued. The first such Conversion Right accrued on March 1, 2003 with respect to the full $280,000 in principal and has been partially exercised, resulting in the issuance of 901,388 Common Shares with a market value at the time of issuance of $353,805.

Rule 4350(i)(1)(D) ("Rule 4350") promulgated by the NASD with respect to the Nasdaq SmallCap Market requires that an issuer whose securities are listed on the Nasdaq SmallCap Market obtain shareholder approval prior to entering into any agreement, or issuing any security, under which the total number of common shares of the company issued could exceed 19.9% of the common shares outstanding immediately prior to the transaction (or the first in a series of related transactions). In order to ensure compliance with Rule 4350, Altair and Doral included in the Second Amended Note a provision that prohibits exercise of any conversion rights under the Second Amended Note if, following such exercise, the total number of Common Shares issued in connection with the Second Amended Note, all predecessor notes and all related warrants and agreements, would exceed 19.9% of the outstanding Common Shares on December 15, 2000. In order to persuade Doral to agree to such limitation, the Corporation was required to covenant to submit the Second Amended Note and related transactions to the Corporation's shareholders for approval at the Meeting and to permit Doral to call the Second Amended Note in the event such transactions are not approved at the Meeting. Under such call provision, Doral may accelerate the due date for the Second Amended Note to any date that is at least 30 days following its delivery of written notice of acceleration.

The Initial Purchase Agreement, Initial Note, Initial Warrants, Penalty Warrants, First Amendment Agreement, First Amended Note, First Amendment Warrants, Conditional Warrants, Second Amendment Agreement, Second Amended Note and Second Amendment Warrants are collectively referred to as the "Doral Transaction Documents;" and the Common Shares issued under the Doral Transaction Documents to date, and issuable in connection with such documents in the future, are collectively referred to as the "Doral Shares;" and the transaction in which the Doral Transaction Documents were executed and the Doral Shares were or may be issued are collectively referred to as the "Doral Transactions."

Common Shares Issued And Description of Common Shares

Common Shares Issued in Doral Transactions. To date, an aggregate of 3,773,259 Common Shares have been issued pursuant to the Doral Transaction Documents, which represents 11.8% of the outstanding Common Shares on April 30, 2003. Subject to approval of the Doral Note Transaction at the Meeting, an indeterminable number of additional Common Shares may become issuable upon the exercise of Conversion Rights that may accrue under the Second Amended Note. In addition, Doral has the right to purchase an aggregate of 2,100,000 Common Shares upon the exercise of the Initial Warrant, the Penalty Warrant, the First Amendment Warrant and the Second Amendment Warrant. No other Doral Transaction Documents provide for future issuances of Common Shares to Doral.

The number of Common Shares that may be issued upon the exercise of Conversion Rights that may accrue under the Second Amended Note varies depending upon whether the Corporation prepays quarterly principal payments in order to prevent Conversion Rights from accruing. Moreover, if such Conversion Rights accrue and are not subsequently redeemed, the number of Common Shares issuable upon the exercise of Conversion Rights varies depending upon the market price of the Common Shares at the time of accrual. Accordingly, the total number of Common Shares that may be issued to Doral in connection with the Second Amended Note, and the Doral Transaction Documents in the aggregate, if the Doral Transactions are approved, cannot be determined at this time.

In order to illustrate the possible number of Common Shares that might be issued to Doral under the Second Amended Note and under the Doral Transaction Documents in the aggregate, the following table sets forth the number of Common Shares that would be issued to Doral under the Second Amended Note, and under the Doral Transaction Documents in the aggregate, if all remaining Conversion Rights under the Second Amended Note were permitted to accrue and not subsequently redeemed and the average of the closing price of the Common Shares for the five trading days preceding the date each Conversion Right accrued were assumed to be (a) $1.50, which is the maximum exercise price of any warrant included in the Transaction Documents and which approximates the closing price at which the $1.00 cap on the conversion rate of the Conversion Rights is triggered, (b) $0.50 per share, (c) $0.25 per share, and (d) $0.10 per share. Such prices are selected for illustration purposes only and do not reflect our actual estimate of the average of the closing price of our Common Shares for any particular period.

	Assumed Average Closing Price for Five Days Prior to Conversion Right Accrual			
	$1.50	**$0.50**	**$0.25**	**$0.10**
Shares Issued to Date	3,773,259	3,773,259	3,773,259	3,773,259
Shares Likely to Be Issued Upon Exercise of Warrants[(1) (2)]	2,100,000	Nil	Nil	Nil
Shares Issuable Upon the Exercise of Remaining Conversion Rights[(2)]	1,140,400	3,258,286	6,516,571	16,291,429
Total Number of Common Shares	7,013,659	7,031,545	10,289,830	20,064,688
Percentage of Outstanding[(3)] **Common Shares as of April 30, 2003**	22.0%	22.0%	32.2%	62.9%

[(1)] Assumes that Doral would exercise each of its 2,100,000 warrants to purchase Common Shares only if the market price for the Common Shares were equal to or greater than the exercise price of the warrant. Also, assumes that all 500,000 Conditional Warrants would have vested even though none of the Conditional Warrants vests until the Common Shares trade at $2.00 per share and thereafter the Conditional Warrants vest at the rate of an additional 25,000 Common Shares for each $0.50 increase in the market price of our Common Shares.

(2) Assumes that shareholder approval is obtained for the Doral Transactions and the Doral Transaction Documents. Through April 30, 2003, Doral had converted $259,600 of accrued principal and was issued 901,388 Common Shares. Shares issuable upon the exercise of remaining conversion rights is calculated assuming the remaining principal balance of $1,140,400 is converted upon accrual of the conversion right.

(3) Represents percentage of outstanding Common Shares assuming the number of outstanding Common Shares on the date of exercise of the respective rights is equal to the 31,918,122 Common Shares outstanding on April 30, 2003.

Description of Common Shares. The Articles authorize the issuance of an unlimited number of Common Shares, which do not have par value. Holders of Common Shares are entitled to one vote per share on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors. The holders of Common Shares are entitled to receive dividends, if any, as may be declared from time to time by our Board in its discretion from funds legally available therefor. Upon our liquidation, dissolution or winding up, the holders of Common Shares are entitled to receive ratably any assets available for distribution to shareholders. The Common Shares have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding Common Shares are fully paid and nonassessable.

Neither the Articles nor the By-laws of the Corporation contain any provision that would delay, defer or prevent a change in control. The Corporation has, however, adopted an Amended and Restated Shareholder Rights Plan Agreement dated October 15, 1999, which allows our shareholders to acquire additional Common Shares at a price that would create a strong disincentive to a tender offer or similar change of control transaction, if a person acquires, or announces an intent to acquire, 15% or more of the outstanding Common Shares, and if certain other conditions are met. A copy of this agreement is attached as Exhibit 10.1 to the Corporation's Current Report on Form 8-K filed with the SEC on November 18, 1999. A copy of this agreement is also available upon written request to the Corporation.

Use of Proceeds

The Corporation received an aggregate of $7,000,000 in connection with the issuance of the Initial Doral Note in December 2000. Since issuing the Initial Doral Note, the Corporation has received an aggregate of $7,755,831 in additional cash from other sales of its securities to other investors, and the proceeds from such subsequent sales are, to some extent, fungible with and indistinguishable from the proceeds the Corporation received from the issuance of the Initial Doral Note. Nonetheless, to the extent the Corporation can determine how the proceeds from the issuance of the $7,000,000 Initial Doral Note have been used, such proceeds have been used for the following general purposes:

Use of Proceeds	Estimated Amount So Used
Repayment of cash held as collateral for letter of credit	$2,500,732
Buyout of repricing rights under common stock purchase agreement [1]	1,650,000
Costs of initial debt offering	115,000
Working capital	2,734,268

[1] On March 31, 2000, the Corporation entered into a common stock purchase agreement with a private equity fund under which the equity fund purchased 1,251,303 Common Shares for an aggregate purchase price of $6,000,000. The number of shares received by the equity fund was subject to repricing adjustments based on subsequent closing prices of the Corporation's Common Shares. This amount was paid to the equity fund to terminate the remaining repricing rights in December 2000.

Reasons For Seeking Shareholder Approval

As discussed above, under Rule 4350, an issuer whose securities are listed on the Nasdaq SmallCap Market is required to obtain shareholder approval prior to entering into any agreement, or issuing any security, under which the total number of common shares of the company issued could exceed 19.9% of the common shares outstanding immediately prior to the transaction (or the first in a series of related transactions). In order to ensure compliance with Rule 4350, Altair and Doral included in the Second Amended Note a provision that prohibits exercise of any conversion rights under the Second Amended Note if, following such exercise, the total number of Common Shares issued in connection with the Doral Transaction Documents would exceed 19.9% of the outstanding Common Shares on December 15, 2000. In order to persuade Doral to agree to such limitation, the Corporation was required to covenant to submit the Doral Transaction Documents, and the issuance of the Doral Shares thereunder, to the Corporation's shareholders for approval at the Meeting. In addition, the Corporation was required to add to the Second Amended Note a "call" provision under which Doral may accelerate the due date for the Second Amended Note to any date that is at least 30 days following its delivery of written notice of acceleration if the Doral Transaction Documents and issuance of the Doral Shares are not approved at the Meeting.

Absent a significant change in the amount of cash and current assets held by the Corporation in the near future, management believes that, if the Doral Transaction Documents and the issuance of the Doral Shares are not approved and Doral subsequently determines to accelerate the due date of the Second Amended Note, the Corporation would be unable to immediately repay the Second Amended Note and would fall into default thereunder. As described above, the Second Amended Note is secured by a pledge of the intellectual property and common stock of Altair Nanomaterials, Inc., which owns and operates the titanium processing technology that the Corporation acquired in 1999 (including any pharmaceutical applications of such technology). The Second Amended Note is also secured by a pledge of the common stock and leasehold interests of Mineral Recovery Systems, Inc., a wholly-owned subsidiary of the Corporation which holds the Corporation's leasehold interests in the Camden, Tennessee area. Were the Corporation to fall into default under the Second Amended Note, Doral's available remedies would include substantially all remedies arising under the Uniform Commercial Code, including the right to take possession of and sell all collateral securing the Second Amended Note and keep all proceeds up to an amount equal to the amount owed under the Second Amended Note and costs associated with sale of the collateral. With respect to any such sale of the Corporation's interest in the titanium processing technology or its Camden, Tennessee mineral leases, it is important to note that the sales price for any such property in connection with a sale following a default would typically be significantly less than the sales price would be in an arms length transaction between a willing buyer and a willing seller. As a result, if Doral were to take possession of and sell all of the collateral securing the Second Amended Note, the proceeds from such sale may not exceed the amount owing under the Second Amended Note by a significant amount, or at all. In any case, following a sale of the collateral securing the Second Amended Note, Altair would likely be unable to continue as a going concern.

The Corporation is seeking approval of the Doral Transactions and Doral Transaction Documents and the issuance of the Doral Shares in order to comply with Rule 4350 and its obligations under the Second Amended Note and in an attempt to ensure that Doral is not able to accelerate the due date of the Second Amended Note and cause the Corporation to be in default thereunder.

Vote Required and Recommendation of the Board of Directors

The affirmative vote of a majority of the votes cast on this proposal shall constitute approval of the Doral Transactions and Doral Transaction Documents and the issuance of the Doral Shares. Under the CBCA, once a quorum is established, shareholder approval with respect to a particular resolution is generally obtained when the votes cast in favour of the proposal exceed the votes cast against such proposal. Accordingly, abstentions and broker non-votes will not have the effect of being considered as votes cast against the Doral Transactions and Doral Transaction Documents and the issuance of the Doral Shares.

The Board recommends a vote FOR approval of the Doral Transactions and Doral Transaction Documents and the issuance of the Doral Shares.

PROPOSAL NO. 4 – AUTHORIZATION OF BY-LAW AMENDMENT

The Board has adopted, and is submitting to the shareholders of the Corporation for approval, By-law No. 8 (the "By-law Amendment," a copy of which is attached hereto as Appendix A), which amends By-law No. 1 of the Corporation by revoking Paragraph 29 thereof and inserting in its place a new Paragraph 29. The By-law Amendment provides for, among other things, the indemnification of officers and directors of the Corporation to the maximum extent permitted by law. If the By-law Amendment is approved by the Corporation's shareholders at the Meeting, the officers of the Corporation will be authorized to take any and all action necessary or reasonable to comply the intent of the By-law Amendment.

Purpose and Summary of Proposed By-law Amendment

The purpose of the proposed By-law Amendment is to enable the Corporation to attract and retain qualified directors and officers by requiring the Corporation to indemnify such individuals in certain situations. The By-law Amendment requires the Corporation to indemnify, to the maximum extent permitted by law, (i) directors and officers of the Corporation, (ii) former directors and officers of the Corporation, and (iii) any other individual who acts or acted at the Corporation's request on behalf of another entity as a director or officer (collectively, "Corporate Managers") against all costs reasonably incurred in connection with any threatened, pending, or completed litigation in which such Corporate Manager is involved because of that association with the Corporation or the other entity. However, the Corporation may not indemnify a Corporate Manager if a court renders a final, unappealable decision that such Corporate Manager either (i) did not act honestly and in good faith with a view to the best interest of the Corporation or (ii) did not have reasonable grounds for believing that his or her conduct was lawful. The By-law Amendment also requires the Corporation to advance monies to a Corporate Manager for the costs of pending or threatened litigation if the Corporation receives an unsecured conditional personal promissory note from such Corporate Manager obligating him or her to repay the advanced monies if a court renders a final, unappealable decision that he or she either (i) did not act honestly and in good faith with a view to the best interest of the Corporation or (ii) did not have reasonable grounds for believing that his or her conduct was lawful. Court approval is required in order for the Corporation to indemnify or advance monies to a Corporate Manager in the case of a derivative action.

The By-law Amendment is, generally, consistent with Section 124 of the CBCA, which is the Section of the CBCA related to the indemnification of Corporate Managers. However, while the advancement of monies to a Corporate Manager in connection with threatened or pending litigation is merely permissive under Section 124 of the CBCA, the Corporation is required to do so under the terms of the By-law Amendment if the Corporate Manager delivers an unsecured conditional personal promissory note to the Corporation as discussed above.

Effect of Proposed By-law Amendment

If the By-law Amendment is approved at the Meeting, the Board believes that the Corporation will be better suited to attract and retain qualified directors and officers. However, there can be no assurance that the By-law Amendment will have the desired effect. Additionally, because the By-law Amendment requires the Corporation to indemnify and advance monies to Corporate Managers as discussed above, the By-law Amendment could materially increase the future liabilities of the Corporation.

Vote Required and Recommendation of the Board of Directors

The affirmative vote of a majority of the votes cast on this proposal shall constitute approval of the By-law Amendment. Abstentions and broker non-votes will not have the effect of being considered as votes cast against the By-law Amendment.

The Board of Directors recommends a vote FOR the By-law Amendment.

OTHER MATTERS

Proposals of Shareholders

In order to be included in the proxy statement and form of proxy relating to the Corporation's annual meeting of shareholders to be held in 2004, proposals which shareholders intend to present at such annual meeting must be received by the corporate secretary of the Corporation, at the Corporation's principal business office, 204 Edison Way, Reno, Nevada 89502, no later than January 19, 2004. Pursuant to rules adopted by the SEC, if a shareholder intends to propose any matter for a vote at the Corporation's annual meeting of shareholders to be held in the 2004 calendar year, but fails to notify the Corporation of such intention prior to April 4, 2004, then a proxy solicited by the board of directors may be voted on such matter in the discretion of the proxy holder, without discussion of the matter in the proxy statement soliciting such proxy and without such matter appearing as a separate item on the proxy card.

Undertakings

Upon written or oral request, the Corporation will provide, without charge, to each person to whom a copy of this Information Circular has been delivered, a copy of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC (other than the exhibits except as expressly requested). Requests should be directed to Edward Dickinson, Chief Financial Officer, at 204 Edison Way, Reno, Nevada, 89502, U.S.A., or at the following telephone number: (775) 858-3750.

Items Incorporated By Reference

The Corporation has delivered herewith a copy of the Corporation's Annual Report for the fiscal year ended December 31, 2002, including the financial statements and schedules thereto. The supplementary financial information, management's discussion and analysis of financial condition and results of operations, and audit report and financial statements from such Annual Report are incorporated in this Information Circular by reference.

* * * * * * * * *

The contents and sending of this Information Circular have been approved by the directors of the Corporation.

DATED as of the 5th day of May, 2003.

ALTAIR NANOTECHNOLOGIES INC.

/s/ William P. Long

William P. Long, Chief Executive Officer

Appendix A

By-law Amendment

BY-LAW NO. 8

A by-law to amend By-law No. 1 of **ALTAIR NANOTECHNOLOGIES INC.**

(the "Corporation")

BE IT ENACTED as a by-law of the Corporation as follows:

29. **INDEMNIFICATION AND ADVANCEMENT OF EXPENSES**

a) To the maximum extent permitted by law, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or any other individual (regardless of whether the other individual is or is not an officer or director or a former officer or director of the Corporation) who acts or acted at the Corporation's request for or on behalf of another entity as a director or officer or in any similar capacity, including action as an employee of the other entity in the capacity of an attorney, against all costs, charges and expenses reasonably incurred by the individual in respect of any threatened, pending or completed civil, criminal, administrative, investigative or other proceeding in which the individual is involved or threatened to become involved as a party, a witness or in any other fashion because of that association with the Corporation or with the other entity. If but only if a proceeding is a derivative action brought by or on behalf of the Corporation or some other entity to procure a judgement in its favour, the indemnification that is provided for in this Section 29(a) and the advancement of monies that is provided for in Section 29(c) shall require prior approval by a court of competent jurisdiction.

b) Regardless of Section 29(a), the Corporation shall not indemnify an individual if it is ultimately determined by a final and unappealable decision of a court of competent jurisdiction that (i) he or she did not act honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which he or she acted as a director or officer or in a similar capacity at the Corporation's request, or (ii) that he or she did not have reasonable grounds for believing that his or her conduct was lawful in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty.

c) The Corporation shall advance monies to a director, officer, employee or other indemnified individual for the costs, charges and expenses of any threatened or pending proceeding that is referred to in Section 29(a) as they are incurred and before the final disposition of the proceeding as soon as the Corporation receives an unsecured conditional personal promissory note obligating the individual who is entitled to receive the advanced monies to repay them if it is ultimately determined by a final and unappealable decision of a court of competent jurisdiction that the individual must repay the advances because he or she did not satisfy the conditions for indemnification that are set forth in Section 29(b). An individual's right to advancement of monies under this Section 29(c) is separate and independent of his or her ultimate right to indemnification under Section 29(a), and no preliminary determination that he or she will ultimately be entitled to indemnification shall be required before the advances required by this Section 29(c) must be made to him or her by the Corporation. For purposes of the advances required by this Section 29(c), there shall be a presumption that the individual receiving advanced monies satisfied or satisfies the conditions for indemnification that are set forth in Section 29(b) and the presumption shall continue to apply unless and until it is determined by a final and unappealable decision of a court of competent jurisdiction that the individual does or did not satisfy the conditions for indemnification that are set forth in Section 29(b).

d) For purposes of Section 29(a) related to indemnification and Section 29(c) related to the advancement of monies, the words "costs, charges and expenses" (collectively referred to as "Expenses") shall be broadly construed and shall include Expenses actually and reasonably paid or incurred in connection with the establishment, confirmation, approval, or enforcement of any right to indemnification or advancement of monies under these by-laws as well as Expenses paid or incurred in connection with the prosecution of any claim, counterclaim, or affirmative or other defense in or the investigation, conduct, settlement or appeal of any proceeding that is referred to in Section 29(a). To the maximum extent permitted by law, Expenses shall include amounts paid in settlement, judgements, fines penalties and other liabilities of every kind and character. Expenses shall also include, without limitation (i) attorney's fees, (ii) the fees of any expert witness, investigator, or other individual who is employed by or acting at the request of an attorney, (iii) filing fees and any other costs imposed by or paid to a court or other agency or tribunal, (iv) amounts paid or incurred in connection with the taking, reporting, and transcription of depositions, (v) witness fees and mileage, (vi) amounts paid or incurred for computerized legal or factual research, the preparation of models, exhibits or similar materials for use at trial or otherwise, transportation, lodging, meals, long-distance telephone, telecopy, photocopying, postage, freight, and delivery service, and (vii) reasonable compensation to an individual for which he is not otherwise compensated by the Corporation or other entity for his or her time spent while engaged in the investigation, conduct, settlement, or appeal of any proceeding that is referred to in Section 29(a).

e) As soon as the Corporation has received the unsecured conditional personal promissory note that is required by Section 29(c), the Corporation shall advance monies to an individual who is entitled to advancement under Section 29(c) and the advances shall be made in the fashion required by this Section 29(e). Within fifteen (15) days aver the Corporation receives a written statement itemizing Expenses to be advanced from the individual who is entitled to advancement; the Corporation shall advance them by delivery to him or her of a cashier's check made payable to him or her in. the full amount of the itemized Expenses. Copies of all relevant receipts and invoices must accompany the itemized statement, but no invoice from an attorney must include information that the attorney believes is subject to the attorney-client or the solicitor-client privilege. No question by the Corporation concerning the itemized statement shall delay advancement of the full amount of Expenses itemized therein, but advancement of the Expenses by the Corporation shall not prejudice the Corporation's right to later question the accuracy or reasonableness of any itemized statement in any court of competent jurisdiction if and when the Corporation chooses to do so.

f) The provisions for indemnification and advancement of monies that are contained in these by-laws shall not be deemed exclusive of any other rights to which any person seeking indemnification or advancement may be entitled under the Act, other applicable law, or any agreement, vote of shareholders or directors or otherwise, both as to action in the individual's official capacity and as to action in another capacity, and shall continue as to a person who has ceased to be a director, officer, employee or agent of the Corporation or of another entity and shall inure to the benefit of the heirs and legal representatives of such a person. The rights to indemnification and advancement of monies that are contained in these by-laws shall be presumed to have been relied upon by the directors, officers, employees and agents of the Corporation or other entity and shall be enforceable as a contract right.

REPEAL

Paragraph No. 29 of By-law No. 1 with respect to Indemnity of Directors and Officers be revoked, and any other by-laws inconsistent herewith be and the same are hereby repealed.

PROXY

Altair Nanotechnologies Inc.
Annual and Special Meeting Of Shareholders

June 27, 2003

This Proxy Is Solicited By The Board of Directors Of
Altair Nanotechnologies Inc.

The undersigned shareholder of Altair Nanotechnologies Inc. (the "Corporation") hereby nominates, constitutes and appoints William P. Long, Chief Executive Officer and director, or failing him, James Golla, director, or instead of any of them, ____________________________, as nominee of the undersigned to attend and vote for and on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation (the "Meeting") to be held on the 27th day of June, 2003 and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees are specifically directed to vote the shares represented by this proxy as indicated below.

The shares represented by this proxy will be voted and, where a choice is specified, will be voted as directed. Where no choice is specified, this proxy will confer discretionary authority and will be voted in favour of the resolutions referred to below and on the reverse side.

This proxy also confers discretionary authority to vote in respect of any amendments or variations to the matters identified in the Notice of Meeting, matters incident to the conduct of the Meeting and any other matter which may properly come before the Meeting about which the Corporation does not know as of the date this proxy is mailed and in such manner as such nominee in his judgement may determine.

A shareholder has the right to appoint a person to attend and act for him and on his behalf at the Meeting other than the persons designated in this form of proxy. Such right may be exercised by filling the name of such person in the blank space provided and striking out the names of management's nominees, or by completing another proper form of proxy and, in either case, depositing the proxy as instructed below.

To be valid, this proxy must be received by the transfer agent at 120 Adelaide Street West, Suite 420, Toronto, Ontario M5H 4C3, Canada not later than 48 hours (excluding Saturdays and holidays) before the time of holding the Meeting or adjournment thereof, or delivered to the chairman on the day of the Meeting or adjournment thereof.

The nominees are directed to vote the shares represented by this proxy as follows:

1. ELECTION OF DIRECTORS, each to serve until the next annual meeting of shareholders of the Corporation and until their respective successor shall have been duly elected and shall qualify:

☐ FOR all nominees listed below (except as marked to the contrary).

☐ WITHHOLD AUTHORITY to vote for all nominees listed below.

(INSTRUCTION: To withhold authority to vote for any individual nominee, strike a line through the nominee's name in the list below.)

William Long   James Golla   Edward Dickinson

George Hartman   Robert Sheldon

[See Reverse Side]

2. Proposal in respect to the appointment of Deloitte & Touche LLP as independent auditors of the Corporation for the fiscal year ending December 31, 2003 and to authorize the board of directors to fix their remuneration.

□ FOR □ AGAINST □ WITHHOLD

3. Proposal to approve the Doral Transactions and Doral Transaction Documents and the issuance of the Doral Shares.

□ FOR □ AGAINST □ WITHHOLD

4. Proposal to approve the By-law Amendment.

□ FOR □ AGAINST □ WITHHOLD

5. At the nominee's discretion upon any amendments or variations to matters specified in the notice of the Meeting, matters incident to the conduct of the Meeting, and upon any other matters as may properly come before the Meeting or any adjournments thereof about which the Corporation does not know as of the date this proxy is mailed.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY VOTE OR BALLOT CALLED AT THE MEETING. UNLESS A SPECIFIC INSTRUCTION IS INDICATED, SAID SHARES WILL BE VOTED FOR CONFIRMATION AND/OR APPROVAL OF THE MATTERS SPECIFIED IN ITEMS 1, 2, 3, AND 4, ALL OF WHICH ARE SET FORTH IN THE ACCOMPANYING CIRCULAR, RECEIPT OF WHICH IS HEREBY ACKNOWLEDGED.

This proxy revokes and supersedes all proxies of earlier date.

DATED this ____ day of ________________, 2003.

PRINT NAME: ________________________________

SIGNATURE: ________________________________

NOTES:

1. This proxy must be signed by the shareholder or his attorney duly authorized in writing, or if the shareholder is a corporation, by the proper officers or directors under its corporate seal, or by an officer or attorney thereof duly authorized.
2. A person appointed as nominee to represent a shareholder need not be a shareholder of the Corporation.
3. If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of the management of the Corporation.
4. Each shareholder who is unable to attend the Meeting is respectfully requested to date and sign this form of proxy and return it using the self-addressed envelope provided.

ALTAIR NANOTECHNOLOGIES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the shareholders of Altair Nanotechnologies Inc. (the "Corporation") will be held at the offices of Equity Transfer Services, Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario M5H 4C3, Canada Friday, the 27th day of June 2003, at the hour of 10:00 o'clock in the morning (Toronto time) for the following purposes:

(1) To receive the audited financial statements of the Corporation for the twelve months ended December 31, 2002, together with the report of the auditors thereon;

(2) To elect directors;

(3) To appoint auditors and to authorize the directors to fix their remuneration;

(4) To consider and vote upon a proposal to authorize, approve, adopt and ratify the issuance of common shares in connection with note, warrant and equity transactions between the Corporation and Doral 18, LLC;

(5) To consider and vote upon a proposal to approve an amendment to the By-laws of the Corporation related to the indemnification of officers and directors of the Corporation; and

(6) To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, a copy of the Circular, the annual report to shareholders of the Corporation containing the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2002, and a supplemental mailing list form.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

DATED at Toronto, Ontario as of the 5th day of May, 2003.

BY: ORDER OF THE BOARD

(Sgd.) William P. Long
Chief Executive Officer